UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 2

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Crown Crafts, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    228309100
            --------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                February 13, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 13 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 228309100                                       Page  2  of  13  Pages
--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF       7.       SOLE VOTING POWER
                SHARES                  495,600 Shares (See Item 5)
                               -------------------------------------------------
             BENEFICIALLY      8.       SHARED VOTING POWER
               OWNED BY                    -0- (See Item 5)
                               -------------------------------------------------
            EACH REPORTING     9.       SOLE DISPOSITIVE POWER
                PERSON                  495,600 shares (See Item 5)
                               -------------------------------------------------
                 WITH          10.      SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      495,600 shares (See Item 5)

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3 % (See Item 5)

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                              (Page 2 of 13 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO.  228309100                                      Page  3  of  13  Pages
--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|

--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
                                                     |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS

--------------------------------------------------------------------------------
        NUMBER OF           7.       SOLE VOTING POWER
          SHARES                     317,135 shares (See Item 5)
                            ----------------------------------------------------
       BENEFICIALLY         8.       SHARED VOTING POWER
         OWNED BY                       -0- (See Item 5)
                            ----------------------------------------------------
           EACH             9.       SOLE DISPOSITIVE POWER
        REPORTING                    317,135 shares (See Item 5)
                            ----------------------------------------------------
          PERSON            10.      SHARED DISPOSITIVE POWER
           WITH                      -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      317,135 shares (See Item 5)

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4% (See Item 5)

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------


                              (Page 3 of 13 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                       Page  4  of  13  Pages
--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                       571,200 shares (See Item 5)
                               -------------------------------------------------
        BENEFICIALLY           8.       SHARED VOTING POWER
          OWNED BY                      -0- (See Item 5)
                               -------------------------------------------------
            EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                     571,200 shares (See Item 5)
                               -------------------------------------------------
           PERSON              10.      SHARED DISPOSITIVE POWER
            WITH                        -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      571,200 shares (See Item 5)

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1% (See Item 5)

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      PN

--------------------------------------------------------------------------------


                              (Page 4 of 13 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                        Page  5  of  13 Pages
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON Wynnefield Capital Management LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS AF (SEE ITEM 3)

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                       1,066,800 shares (See Item 5)
                               -------------------------------------------------
        BENEFICIALLY           8.       SHARED VOTING POWER
          OWNED BY                      -0- (See Item 5)
                               -------------------------------------------------
            EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                     1,066,800 shares (See Item 5)
                               -------------------------------------------------
           PERSON              10.      SHARED DISPOSITIVE POWER
            WITH                        -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,066,800 shares (See Item 5)

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                    |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.3% (See Item 5)

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      OO (Limited Liability Company)
 -------------------------------------------------------------------------------


                              (Page 5 of 13 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                        Page  6  of  13 Pages
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON Channel Partnership II, L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                       11,600 shares (See Item 5)
                               -------------------------------------------------
        BENEFICIALLY           8.       SHARED VOTING POWER
          OWNED BY                      -0- (See Item 5)
                               -------------------------------------------------
            EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                     11,600 shares (See Item 5)
                               -------------------------------------------------
           PERSON              10.      SHARED DISPOSITIVE POWER
            WITH                        -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,600 shares (See Item 5)

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% (See Item 5)

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      PN

--------------------------------------------------------------------------------


                              (Page 6 of 13 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                        Page  7  of  13 Pages
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON Nelson Obus
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS AF (SEE ITEM 3)

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                       11,600 shares (See Item 5)
                               -------------------------------------------------
        BENEFICIALLY           8.       SHARED VOTING POWER
          OWNED BY                      -0- (See Item 5)
                               -------------------------------------------------
            EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                     11,600 shares (See Item 5)
                               -------------------------------------------------
           PERSON              10.      SHARED DISPOSITIVE POWER
            WITH                        -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,600 shares (See Item 5)

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% (See Item 5)

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                              (Page 7 of 13 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                        Page  8  of  13 Pages
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON Wynnefield Capital, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS AF (SEE ITEM 3)

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS

--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                       317,135 shares (See Item 5)
                               -------------------------------------------------
        BENEFICIALLY           8.       SHARED VOTING POWER
          OWNED BY                      -0- (See Item 5)
                               -------------------------------------------------
            EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                     317,135 shares (See Item 5)
                               -------------------------------------------------
           PERSON              10.      SHARED DISPOSITIVE POWER
            WITH                        -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      317,135 shares (See Item 5)

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4% (See Item 5)

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


                              (Page 8 of 13 Pages)

     This Amendment No. 2 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, Amendment No. 1 ("Amendment No. 1"), filed with the Securities and Exchange Commission (the "Commission") on January 28, 2003 by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Channel Partnership II, L.P. ("Channel") and Nelson Obus ("Mr. Obus", and together with the Partnership, Partnership -I, the Fund, WCM, WCI and Channel, the "Wynnefield Group") with respect to the shares of common stock, par value $1.00 per share, of Crown Crafts, Inc., a Georgia corporation with its principal executive offices located at 916 South Burnside Avenue, Gonzales, Louisiana 70737. Unless specifically amended hereby, the disclosures set forth in Amendment No. 1 shall remain unchanged.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Amendment is being filed by the Partnership, the Fund, Partnership-I, Channel, WCM and WCI, which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Obus, an individual.

     WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

     Channel, a private investment company, is a limited partnership organized under the laws of the State of New York. Mr. Obus is the general partner of Channel.

     The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On February 13, 2003, certain entities in the Wynnefield Group made purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table (1):


                              (Page 9 of 13 Pages)

         Name                   Number of Shares         Consideration Paid
         ----                   ----------------         ------------------

         Partnership*           37,900                   $18,950
         Partnership - I*       54,600                   $27,300
         Fund**                 32,500                   $16,250

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

     (1) These purchases of Common Stock resulted in a material change in the facts set forth in Amendment No. 1. Since such date, members of the Wynnefield Group entities have made purchases of Common Stock, as set forth in Item 5 hereof.

     Such shares of Common Stock were paid for from the separate working capital of each entity in the Wynnefield Group indicated above, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 5. Interest in Securities of the Issuer.

(a) - (c) As of February 19, 2003, the members of the Wynnefield Group beneficially owned in the aggregate 1,395,535 shares of Common Stock, constituting approximately 14.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,421,437 shares outstanding on December 29, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended December 29, 2002 filed with the Securities and Exchange Commission on February 13, 2003). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                            Approximate
                                      Number of             Percentage of
              Name                    Shares                Outstanding Shares
              ----                    ------                ------------------
              Partnership *           495,600               5.3%
              Partnership-I *         571,200               6.1%
              Fund **                 317,135               3.4%
              Channel                 11,600                0.1%

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

     WCM is the sole general partner of Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Partnership and Partnership-I beneficially own. WCM, as the sole general partner of Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to


                             (Page 10 of 13 Pages)
beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

     Mr. Obus is the general partner of Channel and, accordingly may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Channel beneficially own. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of Common Stock that Channel beneficially owns.

     Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,395,535 shares of Common Stock, constituting approximately 14.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,421,437 shares outstanding on December 29, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended December 29, 2002 filed with the Securities and Exchange Commission on February 13, 2003).

     The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected since the filing of Amendment No. 1 by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of Amendment No. 1.

     The Wynnefield Group has made purchases of shares of Common Stock since the filing of Amendment No. 1:


                             (Page 11 of 13 Pages)

Name                Date                  Number of Shares      Price Per Share
----                ----                  ----------------      ---------------
Partnership         February 11, 2003     2,800                 $0.49
Partnership         February 13, 2003     37,900                $0.50
Partnership         February 14, 2003     24,000                $0.50

Partnership - I     February 11, 2003     3,900                 $0.49
Partnership - I     February 13, 2003     54,600                $0.50
Partnership - I     February 14, 2003     35,000                $0.50

Fund                February 11, 2003     2,300                 $0.49
Fund                February 13, 2003     32,500                $0.50
Fund                February 14, 2003     21,000                $0.50


     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of February 19, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Amendment and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to
Item 6 in its entirety.

     Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of February 19, 2003, among the Partnership, Partnership-I, Fund, WCM, WCI, Channel and Mr. Obus.


                             (Page 12 of 13 Pages)

                                    SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  February 19, 2003
                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                   By:  Wynnefield Capital Management, LLC,
                                        General Partner

                                   By:  /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, Co-Managing Member


                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                   By:  Wynnefield Capital Management, LLC,
                                        General Partner

                                   By:  /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, Co-Managing Member


                                   WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                   FUND, LTD.

                                   By:  Wynnefield Capital, Inc.

                                   By:  /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, President


                                   WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                   By:  /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, Co-Managing Member


                                   WYNNEFIELD CAPITAL, INC.

                                   By:  /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, President


                                   CHANNEL PARTNERSHIP II, L.P.

                                   By:  /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, General Partner

                                   /s/ Nelson Obus
                                   ---------------------------------------------
                                   Nelson Obus, Individually


                             (Page 13 of 13 Pages)